Exhibit 12.1

   Ratio of Earnings To Combined Fixed Charges And Preferred Stock Dividends

         The following table sets forth the calculation of our ratio of earnings to combined fixed charges and preferred stock dividends for the periods shown (dollars in thousands):

                                    For the Year    For the Year    For the Year     For the Year    For the Year
                                   Ended December  Ended December  Ended December   Ended December  Ended December
                                      31, 2006        31, 2005        31, 2004         31, 2003        31, 2002

Income before taxes                       $101,678          $1,497         $253,050        $180,103        $219,507
Add: fixed charges
     (interest expense)                  1,055,013         568,560          270,116         182,004         191,758
     preferred stock dividend               19,557          14,593            7,745               -               -


Earnings as adjusted                    $1,176,248        $584,650         $530,911        $362,107        $411,265

Fixed charges (interest expense)
+ preferred stock dividend              $1,074,570        $583,153         $277,861        $182,004        $191,758

Ratio of earnings to combined
fixed charges and preferred stock
dividends                                    1.09X           1.00X            1.91X           1.99X           2.14X